Cooper Industries
P. O. Box 4446
Houston, Texas 77210-4446
600 Travis, Suite 5600
Houston, Texas 77002-1001
Phone: (713) 209-8400
May 27, 2009
VIA EDGAR CORRESPONDENCE FILE
Mr. Larry Spirgel – Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

RE:	Cooper Industries, Ltd. (“Cooper”)
Annual Report on Form 10-K for the fiscal year ended December 31, 2008
Filed February 27, 2009
Form 10-Q for Fiscal Quarter Ended March 31, 2009
File no. 1-31330
Dear Mr. Spirgel:
We are writing in response to the Staff’s comment letter dated May 7, 2009 with respect to the above-referenced filings and our response letter dated April 30, 2009. We responded earlier on May 19, 2009 indicating we would provide our response by May 27, 2009. We will comply with your comment in future filings as explained in our response below.
Form 10-K for the Fiscal Year ended December 31, 2008
1. In light of the impact on our businesses from the changes in the current economic environment that occurred in the latter part of 2008 and in consideration of the Staff’s comment two on our critical accounting estimates related to goodwill in its letter dated April 8, 2009, we provided expanded disclosure in our Form 10-Q for the quarter ended March 31, 2009. The critical accounting estimate disclosure related to goodwill made in the MD&A section of our Form 10-Q for the quarter ended March 31, 2009 included a description of our goodwill impairment testing policy and a description of the significant estimates and assumptions effecting the fair value of our reporting units that bear the risk of change. We believe that disclosure was responsive to your comment and provided relevant information to the users of the financial statements based on the relative sensitivity of the goodwill impairment test.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 27, 2009

          In consideration of the comment in the Staff’s letter dated May 7, 2009, the discussion held with the Staff related thereto, and to further enhance transparency with the users of our financial statements, we will include additional disclosure in future filings regarding the significant estimates and assumptions used to estimate the fair value of our reporting units, including enhanced disclosure on the sensitivity of such fair values to future changes. We would anticipate, absent any significant change in facts and circumstances, the following critical accounting estimate disclosure would be included in MD&A in our Form 10-Q for the quarter ended June 30, 2009. To simplify the Staff’s review, the anticipated disclosure has been black lined to show the enhancements made to the previous disclosure included in our Form 10-Q for the quarter ended March 31, 2009.
     Cooper has goodwill of $2.55 billion and $2.57 billion at March 31, 2009 and December 31, 2008, respectively. The carrying values of goodwill at March 31, 2009 for the Electrical Products segment and the Tools segment are $2.25 billion and $299 million, respectively. Cooper records goodwill related to business acquisitions when the purchase price exceeds the fair value of identified assets and liabilities acquired. Under Statement of Financial Accounting Standards No. 142, Goodwill and Other Intangible Assets (“SFAS No. 142”), goodwill is subject to an annual impairment test. Cooper has designated January 1 as the date of its annual goodwill impairment test. If an event occurs, or circumstances change, that would more likely than not reduce the fair value of a reporting unit below its carrying value, an interim impairment test would be performed between annual tests. Cooper has identified eight reporting units for which goodwill is tested for impairment. The carrying values for goodwill at March 31, 2009 within Cooper’s eight reporting units range from approximately $84 million to $444 million.
     Goodwill impairment is evaluated using a two-step process. The first step of the goodwill impairment test compares the fair value of a reporting unit with its carrying value. If the carrying amount of a reporting unit exceeds its fair value, the second step of the goodwill impairment test shall be performed. The second step compares the implied fair value of the reporting unit’s goodwill to the carrying amount of its goodwill to measure the amount of impairment loss. The implied fair value of goodwill is determined in the same manner as the amount of goodwill recognized in a business combination (e.g., the fair value of the reporting unit is allocated to all of the assets and liabilities, including any unrecognized intangible assets, as if the reporting unit had been acquired in a business combination and the fair value of the reporting unit was the purchase price paid to acquire the reporting unit).
     The primary technique we utilize in estimating the fair value of our reporting units is discounted cash flow analysis. Discounted cash flow analysis requires us to make various judgments, estimates and assumptions, many of which are

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 27, 2009

interdependent, about future sales, operating margins, growth rates, capital expenditures, working capital and discount rates.
     The starting point for these assumptions is the long range financial forecast. The detailed planning process that we undertake to prepare the long range financial forecast takes into consideration a multitude of factors including historical growth rates and operating performance, related industry trends, macroeconomic conditions, inflationary and deflationary forces, pricing strategies, customer analysis, operational issues, competitor analysis, customer needs and other marketplace data, among others. Assumptions are also made for perpetual growth rates for periods beyond the long range financial forecast period. Our estimates of fair value are sensitive to changes in all of these variables, certain of which relate to broader macroeconomic conditions outside our control.
     The long range financial forecast is typically completed in the third quarter of each year, and it serves as the primary basis for our estimate of reporting unit fair values used in our annual impairment tests, absent significant changes in our outlook on future results. In the fourth quarter of 2008, the global financial and credit crisis and economic slowdown impacted the near-term outlook for the majority of our businesses. As a result, we revised the operating plans and discounted cash flows included in our initial long range financial forecast for each reporting unit to reflect our most current assessment of estimated fair value for purposes of the January 1, 2009 goodwill impairment test.
     In determining the fair value of our reporting units at January 1, 2009, we were required to make significant judgments and estimates regarding the expected severity and duration of the current economic slowdown. We assumed double digit revenue declines in 2009 followed by modest overall revenue growth in 2010 with the anticipated economic recovery in 2011. The forecast assumptions for 2010 anticipate a recovery to begin in certain markets and realization of certain benefits from cost reduction actions taken in late 2008 and early 2009 to reduce our overall cost structure. Our forecast includes core revenue and earnings growth reflective of historical rates in 2011. If the current economic downturn worsens or does not recover as we have projected, the estimated fair values of our reporting units could decrease.
     Due to the effects of the current economic slowdown on our operations, we determined that, although the estimated fair value significantly exceeded the carrying value for each of our reporting units as of January 1, 2009, the margin by which estimated fair value exceeded carrying value was smaller than the prior year. For the January 1, 2009 analysis, the estimated fair value exceeded the carrying value for each of our reporting units in the range of approximately 35 percent to approximately 192 percent. In comparison, for our January 1, 2008 impairment tests, we determined

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 27, 2009

that the estimated fair value exceeded the carrying value for each of our reporting units in the range of approximately 39 percent to approximately 372 percent.
     In addition to estimating the fair value of each of our reporting units using discounted cash flow analysis, we compared the sum of the fair values of our reporting units that resulted from ~~our~~the discounted cash flow analysis to our market capitalization to determine that our estimates of reporting unit fair value were reasonable. As of December 31, 2008, our equity market capitalization was approximately $5.1 billion, compared to the $2.6 billion book value of equity.
     ~~In the first step of our January 1, 2009 impairment tests, we determined that, in all cases, the estimated fair value of each reporting unit exceeded its carrying value by at least 35 percent; therefore, step two of the goodwill impairment test was not required for any reporting unit.~~Further, to evaluate the sensitivity of the fair value calculations and to address the uncertainty inherent in estimating the fair values of our reporting units, Cooper applied a hypothetical 10 percent decrease to the fair values of each reporting unit. This hypothetical 10 percent decrease in fair value resulted in the estimated fair value at January 1, 2009 exceeding the carrying value for each of our reporting units in the range of approximately 21 percent to approximately 163 percent. It would require an approximate 26% decline from the January 1, 2009 estimated fair value of the reporting units at the low end of the range to reduce such fair value to the reporting units carrying value. If the current economic downturn worsens or the projected recovery is significantly delayed beyond our projections, it is possible the estimated fair values of certain reporting units could decrease such that the second step of the goodwill impairment test must be completed.
     There are significant inherent uncertainties and management judgment involved in estimating the fair value of each reporting unit. While we believe we have made reasonable estimates and assumptions to estimate the fair value of our reporting units, it is possible that a material change could occur. If actual results are not consistent with our current estimates and assumptions, or if changes in macroeconomic conditions outside the control of management change such that it results in a significant negative impact on our estimated fair values, we may be required to perform the second step of the impairment test for one or more of our reporting units, which could result in a material impairment of our goodwill.
     We believe the enhanced critical accounting estimate disclosure related to goodwill that we expect to provide beginning with the Form 10-Q for the quarter ended June 30, 2009 is appropriate and responsive to the Staff’s comment given the relevant facts and circumstances and do not believe it is necessary to revise prior filings.
     We will consider the current facts and circumstances when determining the appropriate disclosures in our future filings with the Commission.

Mr. Larry Spirgel
United States Securities and Exchange Commission
May 27, 2009

In connection with responding to the Staff’s comment, we acknowledge that:
•	Cooper is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	Cooper may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If you have any further questions or require additional information concerning our response, please feel free to contact me at (713) 209-8413 or, in my absence, Rick L. Johnson, Vice President, Controller and Chief Accounting Officer at (713) 209-8460.
Sincerely,
/s/ Terry A. Klebe
Terry A. Klebe
Senior Vice President and Chief Financial Officer